SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 23, 2003

                           Commission File No. 1-14110

                                   ----------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


 Enclosure: A press release dated January 23, 2003, announcing 164 million euros of assets write-downs and restructuring for the fourth quarter of 2002.

PRESS RELEASE

                                [PECHINEY logo]

                                                                January 23. 2003

Pechiney announces 164m euros (or 1.67 euro per share) of assets write-downs and restructuring for the fourth quarter of 2002

The Pechiney Group announces that its fourth quarter results, due out on January 30, 2003, will include in its French GAAP accounts 50 million euros of SFAS142 related goodwill impairment.

In addition, a 114 million euro one-time pre-tax charge for restructuring and assets write-downs will be taken.

In total, these exceptional items will amount to 164 million euros before tax, of which around 20 million will have an impact on cash flow, and to 130 million euros after tax (or 1.67 euro per share). These charges are the result of a detailed review of the Group's activities' outlook.

                                     *****

Pechiney is an international group that is listed on the Paris and New York stock exchanges. Its two main sectors are aluminum and packaging. With a presence in 50 countries, Pechiney achieved sales of approximately 11 billion euros in 2001 with 34,500 employees.

                                     *****

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                    Press Contacts:
Charles L. Ranunkel  Tel: 33 1 56 28 25 07      Chrystele Ivins: Tel: 33 1 56 28 24 18
Catherine Paupelin   Tel: 33 1 56 28 25 08      chrystele.ivins@pechiney.com
Jerome Gaudry        Tel: 33 1 56 28 25 23      ----------------------------
                     Fax  33 1 56 28 33 38      Stephan Giraud: Tel: 33 1 56 28 24 19
                                                stephan.giraud@pechiney.com
                                                ---------------------------
PECHINEY
7, place du Chancelier Adenauer
75116 Paris

e-mail: Pechiney-IR-Team@pechiney.com
        -----------------------------
Internet: http://www.pechiney.com
          -----------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 23, 2003                                   PECHINEY


                                             By:    /s/ OLIVIER MALLET
                                                    ----------------------------
                                             Name:  Olivier MALLET
                                             Title: Chief Financial Officer